UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

KENNEDY-WILSON, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

489399204

(Cusip Number)

March 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 489399204			13G	Page 2 of 12 Pages

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970604

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

CUSIP No. 489399204			13G	Page 3 of 12 Pages

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970619

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

CUSIP No. 489399204			13G	Page 4 of 12 Pages

1.	Name of Reporting Person: Strategic Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1991689

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

CUSIP No. 489399204			13G	Page 5 of 12 Pages

1.	Name of Reporting Person: Edward L. Cahill		I.R.S. Identification Nos. of above persons (entities only): SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

CUSIP No. 489399204			13G	Page 6 of 12 Pages

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only): SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

CUSIP No. 489399204			13G	Page 7 of 12 Pages

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only): SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

Page 8 of 12 Pages

Items 2 and 4 of the Schedule 13G filed on May 4, 1999 and the Schedule 13G Amendment No. 1 filed on February 12, 2003 are amended as follows:

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of Cahill, Warnock Strategic Partners Fund, L.P. (“Strategic Partners”), Strategic Associates, L.P. (“Strategic Associates” and together with Strategic Partners, the “Investors”), Cahill, Warnock Strategic Partners, L.P., Edward L. Cahill, David L. Warnock, and Donald W. Hughes. As a result of the transactions described in Item 4 below, all of the foregoing will no longer be reporting persons with respect to Kennedy-Wilson, Inc. (the “Issuer”).

Item 4. Ownership.

     (a)  Amount Beneficially Owned:

Pursuant to a certain Stock Redemption Agreement dated as of March 14, 2003 by and among the Issuer and the Investors, the Investors sold all of the 749,000 shares of the Issuer’s Common Stock held by the Investors to the Issuer in exchange for $3,745,000.00 payable as follows: (i) $947,500.00 and $52,500.00 in cash, respectively, to Strategic Partners and Strategic Associates; and (ii) promissory notes made by the Company in favor of Strategic Partners and Strategic Associates in the principal sums of $2,600,887.50 and $144,112.50, respectively, repayable in four quarterly payments commencing June 30, 2003 and continuing on September 30, 2003, December 31, 2003 and March 31, 2004 (the “Notes”). Also in consideration of the sale of 749,000 shares of the Issuer’s Common Stock, the Issuer and the Investors amended and restated certain 6% Subordinated Notes, due 2006 issued to the Investors on June 28, 2002 (the “Debentures”). None of the Notes or the Debentures are convertible into securities of the Issuer.

     (b)  Percent of Class:

Cahill, Warnock Strategic Partners, L.P.	0%

Cahill, Warnock Strategic Partners Fund, L.P.	0%

Strategic Associates, L.P.	0%

     (c)  Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or to direct the vote:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

(ii)	Shared power to vote or to direct the vote:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

(iii)	Sole power to dispose or to direct the disposition of:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

Page 9 of 12 Pages

	Cahill, Warnock Strategic Partners, L.P.	0

(iv)	Shared power to dispose or to direct the disposition of:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

Page 10 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2003

Cahill, Warnock Strategic Partners Fund, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/S/ DONALD W. HUGHES Name: Donald W. Hughes Title: Secretary

Cahill, Warnock Strategic Partners, L.P.

/S/ DONALD W. HUGHES Name: Donald W. Hughes Title: Secretary and General Partner

Strategic Associates, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/S/ DONALD W. HUGHES Name: Donald W. Hughes Title: Secretary

Page 11 of 12 Pages

Edward L. Cahill

/S/ DONALD W. HUGHES, AS ATTORNEY-IN-FACT Name: Edward L. Cahill

David L. Warnock

/S/ DONALD W. HUGHES, AS ATTORNEY-IN-FACT Name: David L. Warnock

Donald W. Hughes

/S/ DONALD W. HUGHES Name: Donald W. Hughes

EXHIBIT INDEX

Exhibit No	Description

Exhibit 1 – Agreement regarding Joint Filing of Schedule 13G Amendment No. 2.

Exhibit 2 – Power of Attorney (David L. Warnock)

Exhibit 3 – Power of Attorney (Edward L. Cahill)